As filed with the Securities and Exchange Commission on September 4, 2007

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
SECURITIES ACT OF 1933

ANNALY CAPITAL MANAGEMENT, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	22-3479661
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1211 Avenue of the Americas, Suite 2902
New York, New York 10036
(212) 696-0100

(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Michael A.J. Farrell
Chairman of the Board, Chief Executive Officer, and President
Annaly Capital Management, Inc.
1211 Avenue of the Americas, Suite 2902
New York, New York 10036
(212) 696-0100

(Name, Address, Including Zip Code, and Telephone Number, including Area Code, of Administrator for Service)

Copies to:

R. Nicholas Singh, Esq. Annaly Capital Management, Inc. 1211 Avenue of the Americas, Suite 2902 New York, New York 10036 (212) 696-0100	Phillip J. Kardis, II, Esq. Kirkpatrick & Lockhart Preston Gates Ellis LLP 1601 K Street, N.W. Washington, DC 20006 (202) 778-9401

Approximate date of commencement of proposed sale to the public:    From time to time or at one time after the effective date of the Registration Statement as the Registrant shall determine.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Aggregate Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Common Stock(2)	50,000,000	$13.84	$692,000,000	$21,244.40(3)
(1)	Calculated pursuant to Rule 457(c), based on the average high and low prices reported on the New York Stock Exchange on August 28, 2007.
(2)	Plus such additional shares as may be issued by reason of stock splits, stock dividends or similar transactions.
(3)	The unutilized filing fee of $5,566.51 previously paid in connection with the Registration Statement No. 333-136377 filed on August 8, 2006 is being applied pursuant to Rule 457(p) to the filing fee payable in connection with this Registration Statement.

Pursuant to Rule 429 of the Securities Act of 1933, the prospectus constituting a part of this Registration Statement is a combined prospectus and relates to the securities of Annaly Capital Management, Inc. registered pursuant to a Registration Statement on Form S-3 (Registration No. 333-136377).

PROSPECTUS

ANNALY CAPITAL MANAGEMENT, INC.

DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

The Dividend Reinvestment and Share Purchase Plan, or the Plan, is designed to provide current holders of our common stock, par value $.01 per share, and other interested investors with a convenient and economical method to invest funds and reinvest dividends in shares of our common stock.

By participating in the Plan, you may purchase additional shares of our common stock by reinvesting some or all of the cash dividends that you receive on your shares of our common stock. If you elect to participate in the Plan, you may also make optional cash purchases of shares of our common stock of between $250 and $10,000 per month and, with our prior approval, in excess of $10,000 per month. Shares of our common stock purchased under the Plan in excess of $10,000 per month may be acquired at discounts from the prevailing market price as determined by us from time to time. The Plan highlights include:

•	Any holder of shares of our common stock may elect to participate in the Plan.

•	Interested new investors who are not currently holders of our common stock may make their initial purchase through the Plan.

•	Up to a 3% discount on optional cash purchases of shares in excess of $10,000 per month purchased under the Plan.

•	Full or partial dividend reinvestment options.

•	Optional cash purchases of between $250 and $10,000 per month and, with our prior approval, optional cash purchases in excess of $10,000 per month.

•	Available certificate safekeeping in book-entry form at no charge to you.

•	Detailed recordkeeping and reporting will be provided at no charge to you.

•	Optional automatic investment withdrawals from your bank account.

This prospectus relates to the offer and sale of up to 50,000,000 authorized but unissued shares of our common stock under the Plan. Participants should retain this prospectus for future reference.

The New York Stock Exchange lists our common stock under the symbol ‘‘NLY.’’

Investing in our securities involves a high degree of risk. You should consider carefully the risk factors in our most recent Annual Report on Form 10-K, and any subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 4, 2007.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since such dates.

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A WARNING ABOUT FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus and in the documents incorporated by reference herein may not be based on historical facts and are ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended (or the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (or the Exchange Act). Forward-looking statements, which are based on various assumptions (some of which are beyond our control), may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as ‘‘may,’’ ‘‘will,’’ ‘‘believe,’’ ‘‘expect,’’ ‘‘anticipate,’’ ‘‘continue,’’ or similar terms or variations on those terms or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to:

•	changes in interest rates;

•	changes in the yield curve;

•	changes in prepayment rates;

•	the availability of mortgage-backed securities for purchase;

•	the availability and terms of financing;

•	changes in the market value of our assets;

•	changes in business conditions and the general economy;

•	risks associated with the investment advisory business of our wholly owned subsidiary, Fixed Income Discount Advisory Company (which we refer to as FIDAC), including:

–	the removal by FIDAC’s clients of assets FIDAC manages;

–	FIDAC’s regulatory requirements; and

–	competition in the investment advisory business;

•	changes in government regulations affecting our business; and

•	our ability to maintain our qualification as a REIT for federal income tax purposes.

For a discussion of the risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, please see the information under the caption ‘‘Risk Factors’’ in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and all subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference in this prospectus. We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

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ABOUT ANNALY CAPITAL MANAGEMENT, INC.

General

We own, manage, and finance a portfolio of investment securities, including mortgage pass-through certificates, collateralized mortgage obligations (or CMOs), agency callable debentures, and other securities representing interests in or obligations backed by pools of mortgage loans. Our principal business objective is to generate net income for distribution to our stockholders from the spread between the interest income on our investment securities and the cost of borrowings to finance our acquisition of investment securities, and from dividends we receive from FIDAC. We are a Maryland corporation that commenced operations on February 18, 1997. We are self-advised and self-managed. FIDAC is a registered investment advisor.

We have financed our purchases of investment securities with the net proceeds of equity offerings and borrowings under repurchase agreements whose interest rates adjust based on changes in short-term market interest rates. We have elected and believe that we are organized and have operated in a manner that enables us to be taxed as a real estate investment trust (or REIT) under the Internal Revenue Code of 1986, as amended (or the Code). If we qualify for taxation as a REIT, we generally will not be subject to federal income tax on our taxable income that is distributed to our stockholders. Therefore, substantially all of our assets, other than FIDAC, our taxable REIT subsidiary, consist of qualified REIT real estate assets (of the type described in Section 856(c)(5)(B) of the Code).

To ensure we qualify as a real estate investment trust, no person may own more than 9.8% of the outstanding shares of any class of our common stock or our preferred stock, unless our Board of Directors waives this limitation.

Assets

Under our capital investment policy, at least 75% of our total assets must be comprised of high-quality mortgage-backed securities and short-term investments. High quality securities means securities that (1) are rated within one of the two highest rating categories by at least one of the nationally recognized rating agencies, (2) are unrated but are guaranteed by the United States government or an agency of the United States government, or (3) are unrated but we determine them to be of comparable quality to rated high-quality mortgage-backed securities.

The remainder of our assets, comprising not more than 25% of our total assets, may consist of other qualified REIT real estate assets that are unrated or rated less than high quality, but which are at least ‘‘investment grade’’ (rated ‘‘BBB’’ or better by Standard & Poor’s Rating Services, a division of The McGraw Hill Companies, Inc. (or S&P) or the equivalent by another nationally recognized rating agency) or, if not rated, we determine them to be of comparable credit quality to an investment which is rated ‘‘BBB’’ or better. In addition, we may directly or indirectly invest part of this remaining 25% of our assets in other types of securities, including without limitation, unrated debt, equity or derivative securities, to the extent consistent with our REIT qualification requirements.

We may acquire mortgage-backed securities backed by single-family residential mortgage loans as well as securities backed by loans on multi-family, commercial or other real estate-related properties. To date, all of the mortgage-backed securities that we have acquired have been backed by single-family residential mortgage loans.

To date, substantially all of the mortgage-backed securities that we have acquired have been agency mortgage-backed securities that, although not rated, carry an implied ‘‘AAA’’ rating. Agency mortgage-backed securities are mortgage-backed securities for which a government agency or federally chartered corporation, such as the Federal Home Loan Mortgage Corporation (Freddie Mac), the Federal National Mortgage Association (Fannie Mae), or the Government National Mortgage Association (Ginnie Mae), guarantees payments of principal or interest on the securities. Agency mortgage-backed securities consist of agency pass-through certificates and CMOs issued or guaranteed by an agency. Pass-through certificates provide for a pass-through of the monthly interest and principal payments made by the borrowers on the underlying mortgage loans. CMOs divide a pool of mortgage loans into multiple tranches with different principal and interest payment characteristics.

Borrowings

We borrow money primarily through repurchase agreements using our investment securities as collateral. We generally expect to maintain a ratio of debt-to-equity of between 8:1 to 12:1, although the ratio may vary from time to time depending upon market conditions and other factors our management deems relevant. At June 30, 2007, our debt-to-reported equity ratio was 11.2:1.

We attempt to structure our borrowings to have interest rate adjustment indices and interest rate adjustment periods that, on an aggregate basis, correspond generally to the interest rate adjustment indices and periods of our adjustable-rate investment securities. Nevertheless, the interest rates on our borrowings generally adjust more frequently than the interest rates on our investment securities. In addition, our fixed-rate mortgage-backed securities do not provide for any periodic rate adjustments. Accordingly, we could experience net losses or a decrease in net profits in a period of rising interest rates.

Stock Listing

Our common stock is traded on the New York Stock Exchange under the symbol ‘‘NLY.’’

Principal Executive Offices and Telephone Number

Our principal executive offices are located at 1211 Avenue of the Americas, Suite 2902, New York, New York 10036. Our telephone number is (212) 696-0100.

Internet Address

Our internet address is www.annaly.com. Information contained on our internet website is not, and should not be interpreted to be, a part of this prospectus.

DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

The Plan provides holders of record of our common stock an opportunity to automatically reinvest all or a portion of their cash distributions received on common stock in additional shares of our common stock as well as to make optional cash payments to purchase shares of our common stock. Persons who are not already stockholders may also purchase our common stock under the Plan through optional cash payments. The Administrator will buy, at our option, newly issued common stock directly from us or common stock in the open market or in negotiated transactions with third parties. Our common stock purchased directly from us under the Plan may be priced at a discount from market prices at the time of the investment (determined in accordance with the Plan) ranging from 0% to 3% in connection with optional cash purchases in excess of $10,000 per month. We refer to the date on which the Administrator purchases whole and fractional shares from your cash dividend, or initial and subsequent additional cash purchases as being the Investment Date. Any discount established by us for any Investment Date may be adjusted or suspended for any subsequent Investment Date. Please see ‘‘Description of the Plan’’ beginning on page 4 of this prospectus.

The Plan will be administered by the Administrator, which will be Mellon Bank, N.A., or any successor bank or trust company that we may from time to time designate. Certain of the administrative support to the Administrator may be performed by Mellon Investor Services LLC, a registered transfer agent.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities offered by this prospectus for the purchase of mortgage-backed securities or Federal Home Loan Bank, Federal Home Loan Mortgage Corporation, or Federal National Mortgage Association debentures, and other assets consistent with our investment policy and for working capital purposes. If we use the net proceeds to acquire additional mortgage-backed securities or debentures, we intend to increase our investment assets by borrowing against the mortgage-backed securities or debentures and using the proceeds to acquire additional mortgage-backed securities or debentures.

DESCRIPTION OF THE PLAN

The Plan offers a variety of convenient, low-cost services to make it easier for you to invest in our common stock. The Plan, which is described in this section, has various features and you can choose the Plan features that meet your investment needs. The Plan is designed for long-term investors who wish to invest and build their share ownership over time. The Plan offers a convenient and economical means to own shares. Unlike an individual stock brokerage account, the timing of purchases and sales is subject to the provisions of the Plan, as discussed below. In addition, the Plan will provide us with a means of raising additional capital for general corporate purposes through the sale of common stock under the Plan.

You can participate in the Plan if you are a registered holder of our common stock. If you do not own our common stock, you can become a participant by making your initial purchase directly through the Plan. The Plan offers you the opportunity to reinvest dividends and provides an alternative to traditional methods of buying, holding and selling our common stock. The Administrator administers the Plan. Mellon Investor Services LLC, a registered transfer agent, will provide certain administrative support to the Administrator.

Key features of the Plan

Anyone can participate

If you currently own our common stock registered in your name you may participate in the Plan. If you do not own any of our common stock, you can participate in the Plan by making your initial investment in common stock through the Plan with an initial investment of at least $1,000 and, unless we approve a Request for Waiver, not more than $10,000. Alternatively, you may authorize the automatic monthly investment feature and initiate your investment with only $250 and a commitment for at least four sequential purchases. We may change these minimum and maximum amounts at any time in our sole discretion.

Automatic dividend reinvestment

You can reinvest your dividends in additional shares of our common stock. Your dividends will be used to buy additional shares of our common stock at the prevailing market price on the dividend reinvestment date (determined by taking the unsolicited weighted average price, rounded to four decimal places, of our common stock as reported on the New York Stock Exchange).

Optional cash purchases up to $10,000

You can buy shares of our common stock without paying service charges or trading fees if you are a participant in the Plan. You can make monthly investments of as little as $250 (or $1,000 in the case of your initial investment), or as much as $10,000, and you can pay either by check or have your payment automatically deducted from your bank account. We may change these minimum and maximum amounts at any time in our sole discretion or we may suspend the right to make optional cash purchases for any monthly period or periods.

Optional cash purchases in excess of $10,000

Optional cash purchases in excess of $10,000 per month may be made pursuant to a written request and are not subject to a predetermined maximum limit on the amount of the investment. The discount, if any, on optional cash purchases in excess of $10,000 per month made pursuant to such requests will range from 0% to 3% and will be established at our discretion, along with, any other terms, after a review of current market conditions, the level of participation and our current and projected capital needs.

Convenient share sales

You can sell our common stock acquired through the Plan through the Administrator and pay fees that may be lower than those typically charged by stockbrokers for small transactions.

Full investment

Full investment of your funds is possible because you will be credited with both whole shares and fractional shares. Dividends will be paid not only on whole shares but also proportionately on fractional shares.

Share safekeeping

You can deposit your common stock certificates with the Administrator for safekeeping, at no cost to you. You can request withdrawal of any or all of your whole shares of our common stock. A certificate for those shares will be sent to you, free of charge.

Gifts and other share transfers

You can make gifts to others of our common stock in your Plan account.

Transaction reporting

You will receive a notice after each transaction showing the details and the share balance in your Plan account.

Questions and answers describing terms and conditions of the Plan

1.	Can I participate in the Plan?

If you already own our common stock and the shares are registered in your name, you may participate immediately. If your shares are held for you in a brokerage account, you may make arrangements with your stockbroker to have some or all of the shares of our common stock registered directly in your name. If you do not currently own any of our common stock, you can participate by making an initial investment in our common stock through the Plan. Please see Question 8 for details regarding an initial investment. If you live outside the U.S., you should first determine if there are any laws or governmental regulations that would prohibit your participation in the Plan. We reserve the right to terminate participation of any stockholder if we deem it advisable under any foreign laws or regulations.

2.	How do I get started?

Enrollment is available on-line through Investor ServiceDirect® (see Question number 26 for information on how to access Investor ServiceDirect®). Alternatively, you can get started in the Plan by completing an enrollment form along with the items required and mailing them to the Administrator. Your participation will begin promptly after your authorization is received. Once you have enrolled, your participation continues automatically, until you notify us otherwise.

3.	How do I reinvest dividends?

You can choose to reinvest all or a portion of the cash dividends paid on shares of our common stock you own in additional shares of our common stock. To be effective with respect to a particular dividend, notice of your election must be received on or before the first business day prior to the record date for that dividend. A record date for a dividend normally precedes the payment of the dividend by approximately four weeks. You may change your election at any time by notifying the Administrator. To be effective with respect to a particular dividend, any such change must be received by the Administrator on or before the business day preceding the record date for that dividend. If you elect to reinvest your dividends, you must choose one of the following options:

–	Full dividend reinvestment. You may purchase additional shares of our common stock by reinvesting all of your cash dividends.

–	Partial dividend reinvestment. You may purchase additional shares of our common stock by reinvesting some of your dividends and receive the balance of your dividends in cash. If you choose to reinvest less than all of your dividends, you must specify the percentage of shares on which dividends will be reinvested. You may, of course, choose not to reinvest your dividends, in which case the Administrator will remit any dividends to you by check.

4.	When are dividends reinvested?

If you have chosen the dividend reinvestment feature and notice of such change has been received by the Administrator on or before the first business day preceding the record date for that dividend, the Administrator will invest dividends in additional shares of our common stock purchased on the open market or directly from us as promptly as practicable, on or after the dividend payment date. In the unlikely event that, due to unusual market conditions, the Administrator is unable to invest the funds within 30 days, the Administrator will remit the funds to you by check. No interest will be paid on funds held by the Administrator pending investment.

5.	What is the source of shares to be purchased under the Plan?

All dividends reinvested through the Plan and all optional cash purchases will be used to purchase, in our sole discretion, either newly-issued shares directly from us or shares on the open market or a combination thereof. Shares purchased directly from us will consist of authorized but unissued shares of common stock.

6.	At what price will shares be purchased?

The price of shares for dividend reinvestment and optional cash purchases of less than $10,000 will be determined as follows:

•	If the shares are purchased in the open market, the purchase price will be the average price per share of shares purchased. We will pay all trading fees in connection with open market purchases.

•	If the shares are purchased from us, the purchase price will be the volume weighted average price, rounded to four decimal places, of our common stock as reported on the New York Stock Exchange on the date the shares are purchased.

The purchase price for optional cash purchases in excess of $10,000 per month is discussed in response to Question 10.

7.	When will shares be purchased under the Plan?

The Investment Date is the date or dates on which the Administrator purchases shares of our common stock for the Plan, as described below.

Dividend Reinvestments.    If the Administrator acquires shares directly from us, it will combine the dividend funds of all Plan participants whose dividends are automatically reinvested and will generally invest such dividend funds on the dividend payment date. If the dividend payment date falls on a day that is not a NYSE trading day, then the Investment Date will be the next trading day. If the Administrator acquires shares from parties other than us through open market transactions, such purchases will occur during a period beginning on the dividend payment date, and continue on and any succeeding trading days necessary to complete the order. To be effective with respect to a particular dividend, notice of your election must be received on or before the first business day prior to the record date for that dividend. A record date for a dividend normally precedes the payment of the dividend by approximately four weeks.

Initial and Optional Cash Purchases up to $10,000.    If the Administrator acquires shares directly from us, then the Investment Date for optional cash purchases up to $10,000 will be on the twenty-fifth calendar day of each month, or the next trading day if the twenty-fifth day is not a trading day. If the Administrator acquires shares from third parties other than us through open market transactions, it will attempt to buy our common stock in the open market through a registered broker-dealer. Such purchases will begin on the twenty-fifth calendar day of each month, or the next trading day if the twenty-fifth day is not a trading day, and will be completed no later than thirty-five days following such date, except where completion at a later date is necessary or advisable under any applicable federal or state securities laws or regulations.

In the unlikely event that, due to unusual market conditions, the Administrator is unable to invest the funds within 30 days, the Administrator will return the funds to you by check. No interest will be paid on funds held by the Administrator pending investment.

To be effective with respect to a particular Investment Date, initial investments and optional cash purchases must be received by the Administrator prior to the applicable Investment Date.

Initial and Optional Cash Purchases in Excess of $10,000.    The Investment Dates for optional cash purchases in excess of $10,000 per month are discussed in response to Question 10.

8.	How do I make an initial investment?

If you do not own our common stock in a Plan account, you can make an initial cash purchase for as little as $1,000, but your initial cash purchase cannot exceed $10,000 unless we approve a Request for Waiver. Your initial cash purchase can be made:

Via on-line enrollment by:

•	Opening your account on-line and sending your initial investment of $1,000 or more.

Using the Enrollment Form and:

•	Making one payment (minimum of $1,000) by check or money order payable to Annaly Capital/Mellon Bank or by authorizing a deduction of $1,000 or more from your bank account.

We may change these minimum and maximum amounts at any time in our sole discretion or we may suspend the right to make optional cash payment or payments for any monthly period. In addition, in certain instances, we may permit optional cash purchases in excess of the maximum amount established by us.

All Plan accounts that we believe to be under common control or management or to have common ultimate beneficial ownership may be aggregated for purposes of determining compliance with the maximum purchase requirement limit. Unless we have determined that reinvestment of dividends and optional cash purchases for each such account would be consistent with the purposes of the Plan, we will have the right to aggregate all such accounts and to return, without interest, within thirty days of receipt, any amounts in excess of the investment limitations applicable to a single account received in respect of all such accounts.

9.	How do I make optional cash purchases of less than $10,000?

If you already own our common stock and are enrolled in the Plan and want to make additional purchases, you can authorize an individual automatic deduction from your bank account through Investor ServiceDirect® or send a check to the Administrator for each purchase. If you choose to submit a check, please be sure to include the contribution form from your Plan statement and mail it to the address specified on the statement. Or, if you wish to make regular monthly purchases, you may authorize automatic monthly deductions from your bank account. This feature enables you to make ongoing investments in an amount that is comfortable for you, without having to write a check. Additional cash purchases are subject to a minimum purchase requirement of $250 per investment and a maximum of $10,000.

10.	How do I make monthly optional cash purchases in excess of $10,000?

You may ascertain whether we are accepting requests to make an optional cash purchase in excess of $10,000 in any given month, and certain other important information, by telephoning the Administrator at (201) 680-5300. You should generally contact the Administrator on the first business day of the month to determine whether we are accepting such requests.

Request for Waiver.    If you wish to make an optional cash purchase in excess of $10,000 (or other maximum amount established by us) for any month, you must obtain our prior written approval and a copy of such written approval must accompany any such optional cash purchase. We refer to such a request as being a Request for Waiver. We have sole discretion to grant any approval for optional cash purchases in excess of the allowable maximum amount. Unless you have complied with these procedures, any amount you submit for investment over $10,000 will be returned to you without interest.

You may make a Request for Waiver by contacting the Administrator at (201) 680-5300. Completed Request for Waiver forms should be submitted to the Administrator via facsimile at (201) 680-4652/4653 no later than two business days prior to the applicable Pricing Period.

The Administrator will notify you as to whether your Request for Waiver has been granted or denied, either in whole or in part, within one business day of the receipt of your request. If your Request for Waiver is granted in part, the Administrator will advise you of the maximum amount that will be accepted from you in connection with your purchase. If your request is approved, the Administrator must receive the funds for your purchase prior to or on the applicable date specified by the Administrator for the relevant Pricing Period (which typically will be one business day prior to the applicable Pricing Period). If you do not receive a response from the Administrator in connection with your Request for Waiver, you should assume that we have denied your request.

We may alter, amend, supplement or waive, in our sole discretion, the time periods and/or other parameters relating to optional cash purchases in excess of $10,000 made by one or more participants in the Plan or new investors, at any time and from time to time, prior to the granting of any Request for Waiver. For more information regarding a particular Pricing Period (including applicable Pricing Period start dates), please contact the Administrator at (201) 680-5300.

Purchase Price of Shares for Optional Cash Purchases in Excess of $10,000.    Shares purchased pursuant to an approved Request for Waiver will be purchased directly from us as described herein, including the establishment of a ‘‘Threshold Price’’ as more fully described below. The Purchase Price may be reduced by the Waiver Discount that we have provided for optional cash purchases in excess of $10,000 on each Investment Date. If we grant your request to purchase shares pursuant to a Request for Waiver, there will be a Pricing Period, which will generally consist of one to 12 separate days during which trading of our common stock is reported on the New York Stock Exchange during the applicable Pricing Period. Each of these separate days will be an Investment Date, and an equal proportion of your optional cash purchase will be invested on each trading day during such Pricing Period, subject to the qualifications listed below. The purchase price for shares acquired on a particular Investment Date will be equal to 100% (subject to change as provided below) of the unsolicited volume weighted average price, rounded to four decimal places, of our common stock as reported by the New York Stock Exchange only, obtained from Bloomberg, LP for the trading hours from 9:30 a.m. to 4:00 p.m., Eastern time, for that Investment Date.

The Administrator will apply all optional cash purchases made pursuant to a Request for Waiver for which good funds are received on or before the first business day before the Pricing Period to the purchase of shares of our common stock on each Investment Date of the applicable Pricing Period.

Threshold Price.    We may establish for a Pricing Period a minimum price (or the Threshold Price) applicable to optional cash purchases made pursuant to a Request for Waiver. At least three business days prior to the first day of the applicable Pricing Period, we will determine whether to establish a Threshold Price, and if the Threshold Price is established, its amount, and will so notify the Administrator. This determination will be made by us in our discretion after a review of current market conditions, the level of participation in the Plan, and current and projected capital needs.

If established for any Pricing Period, the Threshold Price will be stated as a dollar amount that the unsolicited volume weighted average price, rounded to four decimal places, of our common stock as reported on the New York Stock Exchange, obtained from Bloomberg, LP for the trading hours from 9:30 a.m. to 4:00 p.m., Eastern time, for each trading day of such Pricing Period (not adjusted for discounts, if any) must equal or exceed. Except as provided below, we will exclude from the Pricing Period any trading day that the unsolicited volume weighted average price is less than the Threshold Price. We also will exclude from the Pricing Period and from the determination of the purchase price any day in which no trades of common stock are made on the New York Stock Exchange. For example, if the Threshold Price is not met for two of the trading days in a 10 day Pricing Period, then we will return 20% of the funds you submitted in connection with your Request for Waiver unless we have activated the pricing period extension feature for the Pricing Period which is described below.

Pricing Period Extension Feature.    We may elect to activate for any particular Pricing Period the pricing period extension feature which will provide that the initial Pricing Period will be extended by the number of days that the Threshold Price is not satisfied, or on which there are no trades of our common stock reported by the New York Stock Exchange, subject to a maximum of five trading days. If we elect to activate the pricing period extension feature and the Threshold Price is satisfied for any additional day that has been added to the initial Pricing Period, that day will be included as one of the trading days for the Pricing Period in lieu of the day on which the Threshold Price was not met or trades of our common stock were not reported. For example, if the determined Pricing Period is 10 days, and the Threshold Price is not satisfied for three out of those 10 days in the initial Pricing Period, and we had previously announced at the time of the Request for Waiver acceptance that the pricing period extension feature was activated, then the Pricing Period will automatically be extended, and if the Threshold Price is satisfied on the next three trading days (or a subset thereof), then those three days (or a subset thereof) will become Investment Days in lieu of the three days on which the Threshold Price was not met. As a result, because there were 10 trading days during the initial and extended Pricing Period on which the Threshold Price was satisfied, all of the optional cash purchase will be invested.

Return of Unsubscribed Funds.    We will return a portion of each optional cash purchase in excess of $10,000 for each trading day of a Pricing Period or extended Pricing Period, if applicable, for which the Threshold Price is not met or for each day in which no trades of common stock are reported on the New York Stock Exchange (‘‘unsubscribed funds’’). Any unsubscribed funds will be returned within five business days after the last day of the Pricing Period, or if applicable, the extended Pricing Period, without interest. The amount returned will be based on the number of days during which the Threshold Price was not met with compared to the number of days in the Pricing Period or extended Pricing Period. For example, the returned amount in a 10 day Pricing Period will equal one-tenth (1/10) of the total amount of such optional cash purchase (not just the amount exceeding $10,000) for each trading day that the Threshold Price is not met or for each trading day in which sales are not reported.

The establishment of the Threshold Price and the possible return of a portion of the investment applies only to optional cash purchases in excess of $10,000. Setting a Threshold Price for a Pricing Period will not affect the setting of a Threshold Price for any other Pricing Period. We may waive our right to set a Threshold Price for any particular Pricing Period. Neither we nor the Administrator is required to give you notice of the Threshold Price for any Pricing Period.

Waiver Discount.    Each month, at least three business days prior to the first day of the applicable Pricing Period, the same time the Threshold Price is determined, we may establish discounts from the market price applicable to optional cash purchases made pursuant to a Request for Waiver. These discounts (or the Waiver Discounts) may be between 0% and 3% of the purchase price, and may vary each month and for each purchaser.

The Waiver Discounts will be established at our sole discretion after a review of current market conditions, the level of participation in the Plan, the attractiveness of obtaining such additional funds through the sale of common stock as compared to other sources of funds and current and projected capital needs. You may obtain the Waiver Discounts applicable to the next month by contacting the Administrator at (201) 680-5300. Setting Waiver Discounts for a particular month shall not affect the setting of Waiver Discounts for any subsequent month. The Waiver Discounts will apply only to optional cash purchases of more than $10,000 (or other applicable maximum monthly amount). The Waiver Discounts will apply to the entire optional cash purchase and not just the portion of the optional cash purchase that exceeds $10,000.

11.	Will I receive certificates for shares purchased?

No, because the Plan provides for share safekeeping. For your convenience, the Administrator will maintain shares purchased under the Plan in your name in non-certificated form. You may, however, request a stock certificate from the Administrator at any time, free of charge.

12.	What is safekeeping?

Shares of our common stock that you buy under the Plan will be maintained in your Plan account in certificated form for safekeeping. Safekeeping protects your shares against loss, theft or accidental destruction and also provides a convenient way for you to keep track of your shares. Only shares held in safekeeping may be sold through the Plan.

If you own our common stock in certificate form, you may deposit your certificates for those shares with the Administrator, free of charge. The Administrator will provide mail loss insurance coverage for certificates with a value not exceeding $100,000 in any one shipping package that is mailed to its address at 480 Washington Blvd., Jersey City, NJ 07310 by USPS registered mail or by any overnight courier.

Note:    Mail loss insurance covers only the replacement of shares of stock and in no way protects against any loss resulting from fluctuations in the value of such shares.

13.	Can I get stock certificates if I want them?

Yes. If you should ever want a stock certificate for all or a portion of the whole shares of our common stock in your Plan account, the Administrator will send one to you, upon your written request, within two days of the receipt of your instructions.

14.	How can I transfer or give gifts of shares?

You may transfer or give gifts of our common stock to anyone you choose by contacting the Administrator and requesting a Gift/Transfer Form. After the transfer or purchase is completed, upon your request, the Administrator will send you a non-negotiable gift announcement, which you can present to the recipient. A notice indicating the deposit of our common stock will be forwarded to the recipient.

15.	How do I sell shares?

You can sell your Plan shares at any time by contacting the Administrator. Your sale request will be processed and your shares will, subject to market conditions and other factors, generally be sold within 24 hours of receipt of your request. Please note that the Administrator cannot and does not guarantee the actual sale date or price, nor can it stop or cancel any outstanding sales or issuance requests. All requests for final. The Administrator will mail a check to you (less any applicable sales fees and any required tax withholdings) on settlement date, which is three business days after your shares have been sold.

Alternatively, you may choose to sell your shares through a stockbroker of your choice, in which case you would have to request that the Administrator deliver to your stockbroker by electronic book-entry means the number of shares you propose to sell, or a stock certificate for delivery to your stockholder prior to settlement of such sale.

16.	What are the costs for participation in the Plan?

There is no fee for enrolling in the Plan. Participation is voluntary and you may discontinue your participation at any time, however, there are fees associated with some of the Plan’s services. Please see ‘‘Plan Service Fees’’ below.

17.	How can I vote my shares?

You will receive proxy material for all whole shares in your Plan account. Fractional shares may not be voted. The proxy will be voted in accordance with your direction. The Administrator may vote your shares in certain cases if you do not return a proxy to the Administrator.

18.	If there is a rights offering related to the common stock, how will a stockholder’s entitlement be computed?

Your entitlement in a rights offering related to the common stock will be based upon the number of whole shares credited to your Plan account. Rights based on a fraction of a share credited to your Plan account will be sold for that account and the net proceeds will be invested as an optional cash purchase on the next Investment Date. In the event of a rights offering, transaction processing may be curtailed or suspended by the Administrator for a short period of time following the record date for such action to permit the Administrator to calculate the rights allocable to each account.

19.	What provisions are made for non-U.S. residents?

Cash purchases from non-U.S. residents must be in United States currency and will be invested in the same manner as investments from other stockholders. Each stockholder is responsible for reviewing the applicable laws of his or her country of residence prior to investing in our common stock. All dividends will be subject to withholding at the rate of 30%, subject to reduction under the terms of any applicable tax treaty provisions.

20.	How will I keep track of my investments?

The Administrator will send you a transaction notice confirming the details of each transaction you make. If you continue to participate in the Plan, but have no transactions, the Administrator will send you an annual statement after the end of the year detailing the status of your holdings of our common stock in your Plan account.

21.	What about taxes?

You are responsible for any taxes which may be payable on dividends reinvested under the Plan. Additionally, under current tax rulings, your pro-rata portion of the trading fees paid by us to purchase shares in the open market and any purchase discounts will be considered taxable income to you. The Administrator will send a Form 1099-DIV to you and the Internal Revenue Service after each year-end, reporting all dividend income you received during the year on your common stock, including any dividends reinvested, purchase discounts and pro rata portion of trading fees paid by us to acquire shares in the open market.

If you sell shares through the Plan, the Administrator will send a Form 1099-B to you and the Internal Revenue Service after each year-end, showing the total proceeds of the transactions.

We recommend that you keep your transaction statements for record keeping and tax purposes. IRS regulations are subject to change and you should consult with your tax advisor with respect to the tax treatment of dividends reinvested under the Plan. See the discussion below under ‘‘Federal Income Tax Considerations’’ for more information regarding taxes.

22.	How would I terminate my participation in the Plan?

You may discontinue the reinvestment of your dividends at any time by giving notice to the Administrator. Notice may be made by telephone, in writing or by changing your dividend election under the account management service when you access your account on-line at www.melloninvestor.com. To be effective for a given dividend payment, the Administrator must receive notice before the record date of that dividend. The Administrator will continue to hold your shares unless you request a certificate for any full shares and a check for any fractional share. You may also request the sale of all or part of any such shares or have the Administrator transfer your shares to your brokerage account. See Question 15 for information on selling shares. If your Plan account balance falls below one full share, the Administrator reserves the right to liquidate the fraction and remit the proceeds, less any applicable fees, to you at your address of record.

23.	Are there any risks associated with the Plan?

Your investment in shares purchased under the Plan is no different from any investment in shares you hold directly. Neither we nor the Administrator can assure a profit or protect you against a loss on shares purchased. You bear the risk of loss and enjoy the benefits of any gain from market price changes with respect to shares purchased under the Plan. Please see the carefully consider the risk factors in our most recent Annual Report on Form 10-K, and all subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference in this prospectus.

24.	Can the Plan be amended, modified, suspended or terminated?

We reserve the right to amend, modify, suspend or terminate the Plan at any time and in any manner. You will receive written notice of any such amendment, modification, suspension or termination. We and the Administrator also reserve the right to change any administrative procedures of the Plan.

25.	What are Annaly’s responsibilities and those of the Administrator?

Neither we nor the Administrator will be liable for any act we or they do in good faith or for any good faith omission to act including, in the case of the Administrator, liability arising out of (i) failure to terminate a participant’s account upon such participant’s death or adjudicated incompetence, prior to the receipt of notice in writing of such death or adjudicated incompetence, (ii) the prices at which shares are purchased for the participant’s account, (iii) the times when purchases are made, or (iv) fluctuations in the market value of our common stock. The payment of dividends is at the discretion of our Board of Directors and will depend upon future earnings, our financial condition and other factors. Our Board of Directors may change the amount and timing of dividends at any time without notice.

26.	What if I have questions about the Plan?

Enrollment, purchase or sale of share requests and other transactions or services offered by the Plan should be directed to the Administrator through the following:

Internet

You can enroll in the Plan, obtain information, and perform certain transactions on your Annaly account on-line via Investor ServiceDirect®. To gain access, you will require a password which you may establish when you visit the website. If you have forgotten your password, call 1-877-978-7778 to have it reset.

To access Investor ServiceDirect® please visit the Mellon Investor Services website at:

www.melloninvestor.com

Telephone

Telephone shareholder customer service, including sale of shares, toll-free within the United States and Canada:

1-800-301-5234

International Telephone Inquiries:

1-201-680-6578

An automated voice response system is available 24 hours a day, 7 days a week. Customer Service Representatives are available from 9:00 a.m. to 7:00 p.m., Eastern Standard Time, Monday through Friday (except holidays).

In Writing

You may also write to the Administrator at the following address:

Mellon Bank, N.A.
c/o Mellon Investor Services
P.O. Box 3338
South Hackensack, NJ    07606-1938

Be sure to include your name, address, daytime phone number, social security or tax I.D. number and a reference to Annaly Capital Management, Inc. on all correspondence.

This Plan is designed for the long-term investor and does not afford the same flexibility as a stockbroker’s account.

Annaly has appointed Mellon Bank, N.A. as Administrator for the Plan. Securities held by the Administrator in your Plan account are not subject to protection under the Securities Investor Protection Act of 1970. Commissions may be paid to a broker-dealer that is affiliated with the Administrator. Investors must make independent investment decisions based upon their own judgment and research. Annaly is listed on the New York Stock Exchange and trades under the ticker symbol ‘‘NLY.’’

Plan Service Fees

Enrollment Fee for New Investors	No Charge
Initial Purchase of Shares:	No Charge
Sale of Shares (partial or full):
Transaction Fee:	$15.00 per sale transaction
Trading fees (applicable when shares are acquired or sold in the open market):	$0.06 per share
Reinvestment of Dividends:	No Charge
Optional cash purchases via check, automatic debit or individual debit	No Charge
Gift or Transfer of Shares	No Charge
Safekeeping of Stock Certificates Certificate Issuance	No Charge
Returned Checks for Insufficient Funds or Rejected Automatic Withdrawals	$35.00 per item
Duplicate Statements:	No Charge

The Administrator will deduct the applicable fees from the proceeds from a sale.

We reserve the right to amend or modify this Plan Service Fee schedule at any time and from time to time.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax considerations (i) that apply to a participant in the Plan and (ii) that relate to our treatment as a REIT. No assurance can be given that the conclusions set out below would be sustained by a court if challenged by the Internal Revenue Service, or IRS.

Based on various factual representations made by us regarding our operations, in the opinion of McKee Nelson llp, our counsel, commencing with our taxable year ended December 31, 1997, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and our method of operating has enabled us, and will enable us to meet the requirements for qualification and taxation as a REIT. Our qualification as a REIT depends upon our ability to meet the various requirements imposed under the Code through actual operations. McKee Nelson llp will not review our operations, and no assurance can be given that actual operations will meet these requirements. The opinion of McKee Nelson llp is not binding on the IRS or any court. The opinion of McKee Nelson llp is based upon existing law, Treasury regulations and currently published administrative positions of the IRS and judicial decisions, all of which are subject to change either prospectively or retroactively.

This summary deals only with stock that is held as a capital asset, which generally means property that is held for investment. In addition, except to the extent discussed below, this summary does not address tax considerations applicable to you if you are subject to special tax rules, such as:

–	a dealer or trader in securities;

–	a financial institution;

–	an insurance company;

–	a stockholder that holds our stock as a hedge, part of a straddle, conversion transaction or other arrangement involving more than one position; or

–	a stockholder whose functional currency is not the United States dollar.

The discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions interpreting the Code as of the date of this prospectus. Any of these authorities may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below.

The discussion set out below is intended only as a summary of the material federal income tax consequences relating to the Plan and the material federal income tax consequences of our qualification as a REIT and of an investment in our stock. Taxpayers and preparers of tax returns (including returns filed by any partnership or other arrangement) should be aware that under Treasury regulations a provider of advice on specific issues of law is not considered an income tax return preparer unless the advice is (i) given with respect to events that have occurred at the time the advice is rendered and is not given with respect to the consequences of contemplated actions, and (ii) is directly relevant to the determination of an entry on a tax return. Accordingly, we urge you to consult your tax advisors regarding the tax consequences of an investment in our stock, including the application to your particular situation of the tax considerations discussed below, as well as the application of state, local or foreign tax laws. The statements of federal tax law set out below are based on the laws in force and their interpretation as of the date of this prospectus, and are subject to changes occurring after that date.

Federal Income Tax Considerations Relating to the Plan

•	Tax consequences of dividend reinvestment

A participant whose dividend distributions are reinvested in our common stock will be treated for federal income tax purposes as having received a distribution notwithstanding that the distribution is used to purchase additional shares of common stock. Based on several private letter rulings issued by the IRS concerning dividend reinvestment plans that are similar to ours, we believe that the amount of the distribution will likely equal the fair market value, as of the Investment Date, of the shares of our common stock purchased with reinvested dividends. This conclusion, however, is not free from doubt. Recently, the IRS has issued a private letter ruling concluding that the amount of the distribution will equal the amount of the cash dividend that, but for the reinvestment election made by the shareholder, would have been distributed on the dividend payment date. In any event, with respect to our common stock purchased by the Administrator in open market transactions or in negotiated transactions with third parties, the IRS has indicated in private letter rulings that the amount of distribution received by a participant would include a pro rata share of any brokerage commissions or other related charges paid by us in connection with the Administrator’s purchase of our common stock on behalf of the participant. In such private letter rulings, the IRS has also held that the payment by a company of a dividend reinvestment plan’s administrative expenses does not constitute a distribution to stockholders. We intend to take the position that administrative expenses of the Plan paid by us do not constitute constructive distributions; however, private letter rulings are not considered precedent and therefore no assurance can be given that the IRS would agree with our position. The constructive distributions described above otherwise will be treated in the same manner as non-reinvested cash distributions.

A participant’s tax basis in each share of our common stock acquired under the Plan will generally equal the amount of the distribution a participant is treated as receiving with respect to such share (as described above). A participant’s holding period in his common stock generally begins on the day following the date on which the shares of our common stock are credited to the participant’s Plan account.

•	Tax consequences of optional cash payments

The IRS has indicated in somewhat similar situations that a participant who both makes an optional cash purchase of common stock and reinvests all or a part of his dividends under a dividend reinvestment plan will be treated as having received a distribution equal to the excess (if any) of the fair market value on the Investment Date of our common stock purchased in an optional cash purchase over the amount of the optional cash payment made by the participant. Recently, however, the IRS has issued a private letter ruling concluding that no deemed distribution will be deemed to result from such an optional cash purchase. Also, if the shares of common stock are acquired by the Administrator in an open market transaction or in a negotiated transaction with third parties, then the IRS may assert that a participant will be treated as receiving a distribution equal to a pro rata share of any brokerage commission or other related charges paid by us on behalf of the participant. As with constructive distributions under the dividend reinvestment aspect of the Plan, such distributions would otherwise also be treated in the same manner as non-reinvested cash distributions.

The IRS has held in a private letter ruling that a participant who only makes optional cash purchases of common stock in a dividend reinvestment plan (and does not participate in the dividend reinvestment aspect) will not be treated as having received a distribution reflecting either the excess (if any) of the fair market value on the Investment Date of our common stock over the amount of the optional cash payment made by the participant or a pro rata share of any brokerage commission or other related charges paid by us on behalf of the participant. The IRS, however, did not explain in the private letter ruling its rationale for making such a distinction, nor is one readily apparent (particularly if the participant is already a stockholder). Furthermore, private letter rulings are not considered precedent by the IRS and therefore no assurance can be given that the IRS would take this position with respect to other transactions, including those under the Plan.

A participant’s tax basis in each share of our common stock acquired through an optional cash purchase under the Plan will generally equal the amount of distributions a participant is treated as receiving with respect to such share (as described above), plus the amount of the optional cash payment. A participant’s holding period for common stock purchased under the Plan generally will begin on the day following the date on which the shares of our common stock are credited to the participant’s Plan account. In addition, all cash distributions paid with respect to all common stock credited to a participant’s Plan account will be reinvested automatically.

•	Tax consequences to Annaly of the Plan

The IRS has ruled in connection with similar plans that a dividend reinvestment and optional cash purchase plan will not compromise our qualification as a REIT. In addition, we should be able to receive a dividends-paid deduction for constructive distributions resulting from discounts under the Plan to the extent such discounts are treated as deemed distributions. The dividends-paid deduction is generally not available for the payment of preferential dividends; the IRS has held in a published ruling, however, that constructive dividends arising from a discount under a dividend reinvestment or optional purchase plan are not preferential and will therefore qualify for a dividends-paid deduction as long as the discount does not exceed 5% of the fair market value of the shares acquired under such plan. The IRS has indicated in private letter rulings that the amount of brokerage fees and other charges paid by a company as part of such a plan are included in calculating the discount for the purposes of applying this 5% limit. As a result, we should be able to deduct constructive distributions, if any, resulting from discounts under the Plan with respect to shares that have been purchased directly from us because the discount on such shares will not exceed 5% and no brokerage fees will be incurred. With respect to shares purchased on the open market, however, the discount offered to participants and the brokerage fees allocated to such shares may exceed the 5% limit. In such event, the amount of the entire distribution (including actual and constructive distributions) may not be deductible by us, not merely the excess and, as a result, we might not satisfy the annual distribution requirements for continued qualification as a REIT. However, we will not direct the Administrator to purchase shares on the open market to the extent any brokerage fees and other related charges associated with such purchase would result in adverse tax consequences to our continued qualification as a REIT.

•	Backup withholding and administrative expenses

In general, any distribution reinvested under the Plan is not subject to federal income tax withholding. We or the Administrator may be required, however, to deduct a ‘‘backup withholding’’ tax (currently at twenty-eight percent (28%)) on all distributions paid to any stockholder, regardless of whether those distributions are reinvested pursuant to the Plan. Similarly, the Administrator may be required to deduct backup withholding from all proceeds of sales of shares of common stock held in a Plan account. Backup withholding amounts will be withheld from distributions before those distributions are reinvested under the Plan. Therefore, distributions to be reinvested under the Plan by participants who are subject to backup withholding will be reduced by the backup withholding amount. The withholding amounts constitute a credit on the participant’s income tax return.

•	Tax consequences of dispositions

A participant may recognize a gain or loss upon receipt of a cash payment for a fractional share of common stock credited to a Plan account or when the common stock held in an account is sold at the request of the participant. A gain or loss may also be recognized upon a participant’s disposition of common stock received from the Plan. The amount of any such gain or loss will be the difference between the amount realized (generally the amount of cash received) for the whole or fractional share of common stock and the tax basis of those shares of common stock. Generally, gain or loss recognized on the disposition of common stock acquired under the Plan will be treated for federal income tax purposes as a capital gain or loss.

Federal Income Tax Considerations Relating to Our Treatment as a REIT

We elected to become subject to tax as a REIT for federal income tax purposes effective for our taxable year ended on December 31, 1997, and we plan to continue to meet the requirements for qualification and taxation as a REIT. There can be no assurance, however, that we will qualify as a REIT in any particular taxable year given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances. If we fail to qualify as a REIT in any particular taxable year, we will be subject to federal income tax as a regular domestic corporation, and you will be subject to tax in the same manner as a stockholder of a regular domestic corporation. In that event, we may be subject to a substantial income tax liability in respect of each taxable year that we fail to qualify as a REIT, and the amount of earnings and cash available for distribution to you and other stockholders could be significantly reduced or eliminated. See ‘‘— REIT Qualification – Failure to Qualify’’ below.

So long as we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our taxable income that we distribute currently to our shareholders. This treatment would substantially eliminate the ‘‘double taxation’’ (at the corporate and shareholder levels) that generally results from investment in a regular corporation. We will be subject to federal income tax, however, in the following instances:

1.	We will be taxed at regular corporate rates on any undistributed ‘‘REIT taxable income,’’ including undistributed net capital gains (however, properly designated undistributed capital gains will effectively avoid taxation at the shareholder level). For any taxable year, our ‘‘REIT taxable income’’ is our taxable income computed as though we were a ‘‘C’’ corporation (generally, a corporation subject to full corporate-level tax), adjusted, as provided in Section 857(b) of the Code, to account for various items, including a deduction for dividends paid.

2.	Under certain circumstances, we may be subject to the ‘‘alternative minimum tax’’ on our items of tax preference.

3.	If we have (a) net income from the sale or other disposition of ‘‘foreclosure property’’ which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income. See ‘‘— REIT Qualification – Foreclosure Property’’ below.

4.	If we have net income from ‘‘prohibited transactions’’ (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), we will be subject to a 100% tax on the amount of such net income. See ‘‘— REIT Qualification – Prohibited Transactions’’ below.

5.	If we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but we nonetheless maintain our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to the product of (i) a fraction intended to reflect our profitability, multiplied by (ii) the greater of (a) the excess of (I) 75% of our gross income (excluding gross income from prohibited transactions) over (II) our gross income that qualifies under the 75% gross income test, or (b) the excess of (I) 95% of our gross income (excluding gross income from prohibited transactions) over (II) our gross income that qualifies under the 95% gross income test.

6.	If we should fail to distribute during each calendar year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year and (iii) any undistributed taxable income from prior periods, we would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the sum of amounts actually distributed and amounts retained but with respect to which federal income tax was paid.

7.	If we were to acquire assets from a ‘‘C’’ corporation in a transaction in which our basis in those assets was determined by reference to the ‘‘C’’ corporation’s basis, then the excess, if any, of the fair market value of the assets over the tax basis of the assets on the date of acquisition would be ‘‘built-in gain’’ and the assets would be ‘‘built-in gain assets.’’ If we disposed of such built-in gain assets within the ten-year period beginning on the date of their acquisition, then we would be subject to tax at the highest regular corporate rate applicable on the built-in gain in such assets.

8.	If we recognize excess inclusion income and have shareholders who are disqualified organizations within the meaning of Section 860E(e)(5) of the Code (generally, an agency or instrumentality of the United States, any state, or any foreign government, or any political subdivision of any of the foregoing), we may have to pay tax at the highest corporate rate on the portion of the excess inclusion income allocable to the shareholders that are disqualified organizations. See ‘‘— Taxable Mortgage Pools’’ below.

REIT Qualification

Summary of Requirements Generally.    To qualify as a REIT, we must comply with the following technical requirements imposed by the Code:

1.	We must be managed by one or more directors or trustees;

2.	Shares of our stock must be transferable;

3.	We must be taxable as a domestic corporation but for the provisions of the Code applicable to REITs;

4.	We cannot be a financial institution or an insurance company subject to certain provisions of the Code;

5.	Shares of our stock must be beneficially owned by at least 100 persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

6.	No more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (defined for this purpose to include private foundations, certain unemployment compensation trusts, and portions of trusts that are permanently set aside or used for charitable purposes) at any time during the last half of our taxable year;

7.	We must meet certain other tests, described below, regarding the sources from which we derive gross income and the nature of our assets; and

8.	We generally must distribute dividends to our shareholders in an amount that at least equals 90% of our REIT taxable income, determined without regard to the dividends paid deduction and by excluding net capital gain.

We must satisfy requirements 1 through 4, inclusive, during the entire taxable year. For purposes of applying requirement 6, stock attribution rules set forth in Section 544 of the Code treat stock owned by corporations, partnerships, or trusts as though the shareholders, partners, or beneficiaries of those entities owned such stock proportionally. Moreover, under Section 857(h) of the Code, qualified employee pension or profit sharing trusts are not treated as individuals for purposes of requirement 6, but instead, the stock owned by such a trust is considered to be owned by the beneficiaries of the trust based in proportion to their actuarial interests in the trust.

We believe that we will meet the above-enumerated requirements 1 through 6 at all relevant times.

In connection with requirement 6, we are required to send annual letters to our shareholders requesting information regarding the actual ownership of our shares. If we comply with this requirement, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement 6, then we will be treated as having met requirement 6. If we were to fail to send such annual letters, we would be required to pay either a $25,000 penalty or, if the failure is intentional, a $50,000 penalty. If we fail to send annual letters, the IRS also might require that we take further action to ascertain actual ownership of our shares, and failure to comply with such an additional requirement would result in an additional $25,000 (or $50,000) penalty. No penalty would be assessed in the first instance, however, if the failure to send the letters were due to reasonable cause and not to willful neglect. We send letters annually in a manner that conforms to the requirements of the Code and relevant Treasury Regulations.

In addition, our charter provides restrictions regarding the transfer and ownership of shares of our stock. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in requirements 5 and 6 above. The ownership and transfer restrictions are described in more detail in ‘‘Description of Common Stock and Preferred Stock – Restrictions on Ownership and Transfer.’’ These restrictions, together with our compliance with the annual shareholder letter requirement described above, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described above. If we fail to satisfy such share ownership requirements, then, unless we qualify for relief, our qualification as a REIT may terminate. See ‘‘— REIT Qualification – Failure to Qualify.’’

Quarterly Asset Tests.    Generally, we must meet the following asset tests at the close of each quarter during each taxable year:

1.	At least 75% of the value of our total assets must be ‘‘qualified REIT real estate assets’’ (described below), government securities or cash and cash items (including receivables);

2.	No more than 25% of the value of our total assets may be securities other than securities in the 75% asset class (for example, government securities, such as agency debentures, and certain mortgage-backed securities, such as agency certificates);

3.	No more than 20% of the value of our total assets may be securities of one or more taxable REIT subsidiaries (described below); and

4.	Except for securities qualifying under the 75% asset test, securities in a taxable REIT subsidiary or ‘‘qualified REIT subsidiary,’’ certain partnership interests, and for purposes of clause (c) below, certain ‘‘straight’’ debt obligations:

(a)	we may not hold more than 5% of the value of our total assets in the securities of any one issuer;

(b)	we may not hold securities that possess more than 10% of the total voting power of the outstanding securities of any one issuer; and

(c)	we may not hold securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer.

The term ‘‘qualified REIT real estate assets’’ means assets of the type described in Section 856(c)(5)(B) of the Code, and generally include –

•	Interests in real property, including fee ownership and co-ownership of land and improvements thereon and leasehold interests and options on land and improvements thereon;

•	Interests in mortgages on real property;

•	Regular and residual interests in real estate mortgage investment conduits (or REMICs) (however if less than 95% of the assets of a REMIC consists of qualified real estate assets, determined as if we held such assets, we will be treated as holding directly our proportionate share of the assets of that REMIC);

•	Non-REMIC mortgage-backed securities that represent ownership interests in pools of mortgage loans;

•	Shares in other REITs; and

•	Investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

A REIT may hold up to 100% of the stock of a taxable REIT subsidiary. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary by jointly filing a Form 8875 with the IRS. FIDAC has filed such an election to be treated as our taxable REIT subsidiary.

As a taxable REIT subsidiary, FIDAC will pay federal income tax at the rates applicable to corporations on any income it earns. Moreover, the Code contains rules to ensure contractual arrangements between a taxable REIT subsidiary and the parent REIT are at arm’s length. If interest accrues on an indebtedness owed by a taxable REIT subsidiary to its parent REIT, the REIT is subject to tax at a rate of 100% on the excess of (i) interest payments made by a taxable REIT subsidiary to its parent REIT over (ii) the amount of interest that would have been payable had interest accrued on the indebtedness at a commercially reasonable rate. A tax at a rate of 100% is also imposed on any transaction between a taxable REIT subsidiary and its parent REIT to the extent the transaction gives rise to deductions to the taxable REIT subsidiary that are in excess of the deductions that would have been allowable had the transaction been entered into on arm’s-length terms. We scrutinize all of our transactions with FIDAC in an effort to ensure that we do not become subject to these taxes. We cannot assure you, however, that we will be able to avoid application of these taxes.

If we own 100% of the stock of a subsidiary corporation for which we do not make a taxable REIT subsidiary election, the subsidiary will be a qualified REIT subsidiary. As such, the qualified REIT subsidiary’s separate existence will be disregarded for federal income tax purposes, and its assets, liabilities, and items of income, deduction and credit will be treated as our assets, liabilities, and items of income, deduction, and credit. Although a qualified REIT subsidiary will not be subject to federal corporate income taxation, it may be subject to state and local taxation in certain jurisdictions.

We believe that, because we own a large portfolio of agency certificates and agency debentures, we have satisfied and will be able to satisfy the asset tests for each calendar quarter. We will manage our portfolio of assets to comply with the asset tests.

If we satisfy the asset tests at the close of any calendar quarter, but fail to meet any of the asset tests as of the close of a subsequent calendar quarter and such failure is due to the acquisition of securities or other assets, the Code allows us a 30-day period following the close of the calendar quarter to come into compliance with the asset tests. If we do cure a failure within the 30-day period, we will be treated as having satisfied the asset tests at the close of the calendar quarter. We will not fail the quarterly asset tests if a discrepancy exists between the value of our assets and the requirements of the asset tests if such discrepancy is attributable solely to fluctuations in the market values of our assets.

If we fail to satisfy the quarterly asset tests for any quarter, we will not lose our REIT qualification as a result of such failure if (i) we meet certain record keeping requirements concerning our assets and file a schedule describing the assets that caused the failure, (ii) our failure to comply with the quarterly asset tests at the close of any calendar quarter was due to reasonable cause and not willful neglect, (iii) we dispose of the assets that caused us to fail the quarterly asset test within six months of our discovery of the failure or such other time period as prescribed by the Department of the Treasury, or we otherwise come into compliance with the quarterly assets tests within the specified time period, and (iv) we would, but for the failure, otherwise satisfy the quarterly asset tests. Relief is also provided for certain de minimis failures of the quarterly asset tests described under ‘‘Federal Income Tax Considerations – REIT Qualification – Quarterly Asset Tests’’ at item 4, provided we dispose of the assets causing us to fail the asset test within six months of our discovery of the failure or such other time period as prescribed by the Department of the Treasury, or we otherwise come into compliance with the quarterly assets tests within the specified time period. In all cases, other than the case of a de minimis failure described in the preceding sentence, we will be subject to a tax equal to the lesser of (i) $50,000, or (ii) an amount to be determined under future regulations that would be based on the income generated by the assets that were not qualifying assets.

Gross Income Tests.    To qualify as a REIT, generally we must meet the following gross income tests for each taxable year:

1.	At least 75% of our gross income must be derived from the real estate sources specified in Section 856(c)(3) of the Code, including –

(a)	Rents from real property;

(b)	Interest income on obligations secured by mortgages on real property or on interests in real property;

(c)	Income derived from REMIC regular or residual interests (provided that if less than 95% of the REMIC’s assets are qualifying REIT real estate assets, determined as if we held them directly, then only a proportionate amount of the income will be qualifying income for purposes of this test);

(d)	Gain from the disposition of qualified REIT real estate assets, including mortgage loans and agency certificates (other than dispositions treated as prohibited transactions, as described below);

(e)	Income or gain from foreclosure property (as described below);

(f)	Dividends or other distributions on, and gain from the sale of, stock in other REITs;

(g)	Amounts, such as commitment fees, received in consideration for entering into an agreement to make a loan secured by real property (other than amounts that depend on the income or profits of any person); and

(h)	‘‘Qualified temporary investment income’’ (generally, income we earn from investing new capital raised through equity offerings or public debt offerings with at least a five-year term, provided we receive or accrue that income within one year of acquiring such new capital).

2.	At least 95% of our gross income for each taxable year must be derived from sources of income specified in Section 856(c)(2) of the Code, which include –

(a)	The types of gross income described in paragraph 1 above;

(b)	Dividends;

(c)	Interest (such as interest on agency debentures);

(d)	Income derived from certain hedging transactions, or gain from the disposition or termination of certain hedging transactions, entered into to manage interest rate risk with respect to indebtedness incurred or to be incurred to carry real estate assets. For taxable years beginning after December 31, 2004, income derived from hedging transactions, and gain from the disposition of such transactions, shall be disregarded for purposes of the 95% gross income test, provided that such transactions were properly identified as hedging transactions under regulations issued pursuant to section 1221 of the Code and provided that such transactions were entered into to manage interest rate risk with respect to indebtedness incurred, or to be incurred, to acquire or carry real estate assets; and

(e)	Gains from the sale of stock or securities (other than sales that are prohibited transactions).

If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under Section 856(c)(6) of the Code. Such relief will be available if we could demonstrate that our failure to satisfy the tests was due to reasonable cause and was not due to willful neglect and we file a schedule describing each item of our gross income for the year in which the failure occurred. We cannot know at this time whether we would, in all circumstances, be able to avail ourselves of the relief provided under Section 856(c)(6) of the Code. For example, if we failed the 75% gross income test because more than 25% of our gross income represented dividends we received from FIDAC, the IRS could determine that our failure of the test would not satisfy the reasonable cause standard. If we failed one of the tests and we were ineligible for relief, we would fail to qualify as a REIT. Moreover, even if we qualify for relief, we will be subject to a 100% tax on an amount equal to the product of (i) a fraction intended to reflect our profitability, multiplied by (ii) the greater of (a) the excess of (I) 75% of our gross income (excluding gross income from prohibited transactions) over (II) our gross income that qualifies under the 75% gross income test, or (b) the excess of (I) 95% of our gross income (excluding gross income from prohibited transactions) over (II) our gross income that qualifies under the 95% gross income test.

For purposes of the gross income tests, our income includes 100% of the income earned by a disregarded entity in which we hold the sole equity interest, such as a qualified REIT subsidiary or a wholly-owned trust or limited liability company. In addition, our gross income will include our allocable share of the income of any entity that is treated as a partnership for federal income tax purposes.

Gross income we derive from the sale of property (other than foreclosure property, as described below) that we hold for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator of both gross income tests.

We believe that we will be able to satisfy the 95% and 75% gross asset tests because, as explained below, the income from our agency certificates will be qualifying income for purposes of both tests and income from our agency debentures will be qualifying income for purposes of the 95% test. We will monitor the amount of our non-qualifying income throughout the year and we will endeavor to manage our portfolio to comply with the gross income tests.

The following paragraphs discuss some of the specific applications of the gross income tests to us.

Dividends.    The dividends we receive from FIDAC or any other corporation (other than a qualified REIT subsidiary) in which we own an interest, will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. We intend to limit the amount of dividends we receive from taxable REIT subsidiaries so as to avoid failing the 75% gross income test.

Interest.    For purposes of both of the gross income tests, the term interest excludes any amount that is based on the income or profits of any person. Thus, interest based on net rental income from mortgaged property would not be qualifying income. We do not anticipate holding assets that would provide for such payments.

Generally, interest on agency certificates and other mortgage-backed certificates, including any original issue discount, market discount, prepayment premiums, late payment fees, and assumptions fees, but not any amount that represents compensation for services, will be qualifying income for purposes of both gross income tests.

Fee Income.    Any fees that we might receive as consideration for a commitment to acquire mortgage-backed certificates would represent qualifying income for purposes of both the 75% and 95% gross income tests (provided such fees are not based on the income or profits of any person).

Hedging Transactions.    Generally, for any hedging transaction that we entered into prior to December 31, 2004, to manage interest rate risk associated with having incurred indebtedness to acquire or carry real estate assets, any income or gain derived from such hedging transactions is qualified income for purposes of the 95% gross income test. For hedging transactions that we enter into after December 31, 2004, we must comply with certain identification procedures set out in Treasury regulations to ensure the status of our hedging transactions as hedges for tax purposes and, as in the past, we must hedge only risk associated with debt incurred to acquire or to carry real estate assets. Any income derived from any such properly identified transaction will not be treated as gross income for purposes of the 95% gross income test. The principal difference is that, under prior law, hedging income was qualified income for purposes of the 95% gross income test. It is now not counted as gross income for purposes of applying that test.

Rents from Real Property.    We do not intend to own any real property for the production of rental income.

Prohibited Transactions.    We will incur a 100% tax on the net income we derive from a sale or other disposition of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of our trade or business. We refer to each such sale as a prohibited transaction. Although we do not intend to engage in any prohibited transactions, whether we are considered to hold an asset for sale to customers in the ordinary course of our business is a question of fact. Section 857(b)(6)(C) of the Code sets forth certain safe harbors under which certain sales of property will not be considered to be prohibited transactions. We will endeavor to structure any asset sales to qualify under the safe harbors. We cannot assure you, however, that we will always be able to avoid holding assets for sale to customers in the ordinary course of business or to avail ourselves of the safe harbors.

Foreclosure Property.    Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property, that we acquire as a result of having bid in the property at foreclosure, or we otherwise reduce to ownership or possession by agreement or process of law, after there has been a default or default was imminent on a lease of such property or on indebtedness secured by such property. We must, however, elect to treat the property as foreclosure property on or before the due date of our tax return for the year in which we acquire the property. Moreover, property will not qualify as foreclosure property if we acquired the related mortgage loan at a time when default was imminent or anticipated, or if we obtained the mortgage loan as consideration for our disposition of property in a prohibited transaction.

Because we do not anticipate holding any whole loans, we do not anticipate acquiring any foreclosure property.

Distribution Requirements.    We generally must distribute dividends (other than capital gain dividends) to our shareholders in an amount at least equal to (1) the sum of (a) 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain) and (b) 90% of the net income (after tax, if any) from foreclosure property, minus (2) the sum of certain items of non-cash income. In addition, if we were to recognize ‘‘built-in-gain’’ (as defined below) on disposition of any assets acquired from a ‘‘C’’ corporation in a transaction in which our basis in the assets was determined by reference to the ‘‘C’’ corporation’s basis (for instance, if the assets were acquired in a tax-free reorganization), we would be required to distribute at least 90% of the built-in-gain recognized net of the tax we would pay on such gain. ‘‘Built-in-gain’’ is the excess of (a) the fair market value of an asset (measured at the time of acquisition) over (b) the basis of the asset (measured at the time of acquisition). We do not anticipate holding any assets having built-in-gain.

We are not required to distribute our net capital gains. Rather than distribute them, we may elect to retain and pay the federal income tax on them, in which case our shareholders will (i) include their proportionate share of the undistributed net capital gains in income, (ii) receive a credit for their share of the federal income tax we pay and (iii) increase the basis in their stock by the difference between their share of the capital gain and their share of the credit.

Distribution of ‘‘Earnings and Profits’’ Attributable to a ‘‘C’’ Corporation.    To qualify as a REIT, we cannot have at the end of any taxable year any undistributed earnings and profits attributable to a ‘‘C’’ corporation taxable year. We do not have any such earnings and profits nor do we anticipate acquiring any corporation in a transaction in which we would succeed to their earnings and profits.

Taxation as a REIT.    In any year in which we qualify as a REIT, we generally will not be subject to federal income tax on that portion of our taxable income or net capital gain that we distribute to our shareholders. We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to shareholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year;

•	95% of our REIT capital gain income for such year; and

•	any undistributed taxable income for prior periods.

We will incur a 4% nondeductible excise tax on the excess of such required distributions over the amounts we actually distribute.

Failure to Qualify.    If we fail to qualify as a REIT in any taxable year and the relief provisions provided in the Code do not apply, we will be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income in that taxable year and all subsequent taxable years at the regular corporate income tax rates. We will not be allowed to deduct distributions to shareholders in these years, nor will the Code require us to make distributions. In such event, we will not be allowed to designate any distributions as capital gains dividends, and you will not receive any share of our tax preference items. In addition, distributions to most domestic noncorporate shareholders, to the extent of our current and accumulated earnings and profits, would generally be taxable at capital gains tax rates under current law. Subject to certain limitations of the federal income tax laws, domestic corporate shareholders might be eligible for the dividends received deduction.

Further, unless entitled to the relief provisions of the Code, we also will be barred from re-electing REIT qualification for the four taxable years following the year in which we fail to qualify. We intend to monitor on an ongoing basis our compliance with the REIT requirements described above. To maintain our REIT qualification, we will be required to limit the types of assets that we might otherwise acquire, or hold some assets at times when we might otherwise have determined that the sale or other disposition of these assets would have been more prudent.

The 2004 Act, in addition to amending the relief provisions applicable for certain failures of the annual gross income tests and adding relief provisions for failure of the quarterly asset tests, provides relief for failures of other tests imposed as a condition of REIT qualification, as long as such failures are attributable to reasonable cause and not willful neglect. A REIT would be required to pay a penalty of $50,000, however, in the case of each such failure. The above-described changes apply for taxable years of REITs beginning after the date of enactment.

Taxation of U.S. Shareholders

For purposes of this discussion, a ‘‘U.S. shareholder’’ is a shareholder who is a ‘‘U.S. person.’’ A U.S. person is a person who is:

•	A citizen or resident of the United States;

•	A corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

•	An estate whose income is includible in gross income for federal income tax purposes regardless of its source; or

•	A trust, if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 26, 1996, was treated as a domestic trust before such date, and has made an election to continue to be treated as a U.S. person.

Distributions.    Unless you are a tax-exempt entity, distributions that we make to you, including constructive distributions, generally will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits as determined for federal income tax purposes. If the amount we distribute to you exceeds your allocable share of current and accumulated earnings and profits, the excess will be treated as a return of capital to the extent of your adjusted basis in your stock, which will reduce your basis in your stock but will not be subject to tax. To the extent the amount we distribute to you exceeds both your allocable share of current and accumulated earnings and profits and your adjusted basis, this excess amount will be treated as a gain from the sale or exchange of a capital asset.

Distributions to our corporate shareholders, whether characterized as ordinary income or as capital gain, are not eligible for the corporate dividends received deduction.

Generally, dividends that we pay are taxable to you at the rates applicable to ordinary income. There are, however, three instances in which dividends we pay to you will be taxable at the rates applicable to net capital gains. First, distributions that we designate as capital gain dividends generally will be taxable in your hands as long-term capital gains, but only to the extent such distributions do not exceed our actual net capital gain for the taxable year. If we realize a loss for the taxable year, you will not be permitted to deduct any share of that loss. Second, to the extent we receive dividends from a ‘‘C’’ corporation, such as a taxable REIT subsidiary, we will be able to designate the dividends that we pay to you as eligible for taxation at the rate applicable to net capital gains. Finally, to the extent we pay corporate level tax on income or gain in one year, such as the tax on built-in-gains, we can designate dividends as eligible for taxation at the rates applicable to net capital gains to the extent of the amount of such income in excess of the tax paid thereon. Dividends described in the preceding two sentences will generally qualify to be taxed at the rates applicable to net capital gains if you hold our common stock for more than 60 days during the 120-day period beginning on the date that is 60 days before the date on which our common stock becomes ex-dividend.

Rather than distribute our net capital gains, we may elect to retain and pay the federal income tax on them, in which case you will (i) include your proportionate share of the undistributed net capital gains in income, (ii) receive a credit for your share of the federal income tax we pay and (iii) increase the basis in your stock by the difference between your share of the capital gain and your share of the credit.

Post Year-end Dividends.    Dividends that we declare during the last quarter of a calendar year and actually pay to you during January of the following taxable year generally are treated as if we had paid, and you had received, them on December 31 of the calendar year and not on the date actually paid. In addition, we may elect to treat other dividends distributed after the close of the taxable year as having been paid during the taxable year, so long as they meet the requirements described in the Code, but you will be treated as having received these dividends in the taxable year in which the distribution is actually made.

Gain on Disposition.    If you sell or otherwise dispose of our stock, you will generally recognize a capital gain or loss in an amount equal to the difference between the amount realized and your adjusted basis in our stock, which gain or loss will be long-term if the stock is held for more than one year. Any loss recognized on the sale or exchange of stock held for six months or less generally will be treated as a long-term capital loss to the extent of (1) any long-term capital gain dividends you receive with respect to our stock and (2) your proportionate share of any long-term capital gains that we retain.

Failure to Qualify.    If we fail to qualify as a REIT in any year, distributions we make to you will be taxable in the same manner discussed above, except that:

•	We will not be allowed to designate any distributions as capital gain dividends;

•	Distributions (to the extent they are made out of our current and accumulated earnings and profits) will be eligible for the corporate dividends received deduction and generally will be taxable to domestic non-corporate shareholders at rates applicable to net capital gains, so long as certain holding period requirements are satisfied;

•	The excess inclusion income rules (which are described under ‘‘Taxable Mortgage Pools’’ below) will not apply to the distributions we make;

•	You will not receive any share of our tax preference items; and

•	Dividends that we declare in the last quarter of the calendar year but pay to you in January would not be treated as though we had paid them to you on the immediately preceding December 31.

In this event, however, we could be subject to substantial federal income tax liability as a ‘‘C’’ corporation, and the amount of earnings and cash available for distribution to you and other shareholders could be significantly reduced or eliminated.

Information Reporting and Backup Withholding — U.S. Shareholders.    For each calendar year, we will report to our U.S. shareholders and to the IRS the amount of distributions that we pay, and the amount of tax (if any) that we withhold on these distributions. Under the backup withholding rules, you may be subject to backup withholding tax with respect to distributions paid unless you:

•	Are a corporation or come within another exempt category and demonstrate this fact when required; or

•	Provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules.

A U.S. shareholder may satisfy this requirement by providing us an appropriately prepared Form W-9. If you do not provide us with your correct taxpayer identification number, then you may also be subject to penalties imposed by the IRS.

Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules will be refunded or credited against your federal income tax liability, provided you furnish the required information to the IRS.

Taxation of Tax-Exempt Entities

The discussion under this heading only applies to you if you are a tax-exempt entity. Subject to the discussion below regarding a pension-held REIT, distributions received from us or gain realized on the sale of our stock will not be taxable as unrelated business taxable income (or UBTI), provided that:

•	You have not incurred indebtedness to purchase or hold our stock;

•	You do not otherwise use our stock in a trade or business unrelated to your exempt purpose; and

•	We do not distribute dividends to you that are treated as representing excess inclusion income.

In addition, a substantial portion of the distributions you receive may constitute UBTI if we are treated as a ‘‘pension-held REIT’’ and you are a ‘‘qualified pension trust’’ that holds more than 10% by value of our stock at any time during a taxable year. For these purposes, a ‘‘qualified pension trust’’ is any pension or other retirement trust that satisfies the requirements imposed under Section 401(a) of the Code. We will be treated as a ‘‘pension-held REIT’’ if (1) we would not be a REIT if we had to treat stock held in a qualified pension trust as owned by the trust (instead of as owned by the trust’s multiple beneficiaries) and (2) (a) at least one qualified pension trust holds more than 25% of our stock by value, or (b) one or more qualified pension trusts (each owning more than 10% of our stock by value) holds in the aggregate more than 50% of our stock by value. Assuming compliance with the ownership limit provisions set forth in our charter, it is unlikely that pension plans will accumulate sufficient stock to cause us to be treated as a pension-held REIT.

If you are a tax-exempt holder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust, or qualified group legal services plan exempt from federal taxation under Sections 501(c)(7), (c)(9), (c)(17), or (c)(20) of the Code, respectively, then distributions received by you may also constitute UBTI. We urge you to consult your tax advisor concerning the applicable set aside and reserve requirements. See ‘‘Taxation of U.S. Shareholders.’’

Federal Income Tax Considerations Applicable to Foreign Shareholders

The discussion under this heading only applies to you if you are not a U.S. person (hereinafter, a ‘‘foreign shareholder’’).

This discussion is only a brief summary of the federal tax consequences that apply to you, which are highly complex, and does not consider any specific facts or circumstances that may apply to you and your particular situation. We urge you to consult your tax advisor regarding the federal tax consequences of acquiring, holding and disposing of our stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

Distributions.    Except for distributions designated as capital gains dividends, distributions you receive from us generally will be subject to federal withholding tax at the rate of 30%, to the extent of our current and accumulated earnings and profits, unless reduced or eliminated by an applicable tax treaty or unless the distributions are treated as effectively connected with your U.S. trade or business. Dividend distributions that are attributable to excess inclusion income will not be eligible for exemption from tax or any reduction in the rate of tax. If you wish to claim the benefits of an applicable tax treaty, you will need to satisfy certification and other requirements, such as providing Form W-8BEN. If you wish to claim that our distributions are effectively connected with your U.S. trade or business, you will need to satisfy certification and other requirements such as providing Form W-8ECI. A distribution to a foreign partnership is treated, with some exceptions, as a distribution directly to the partners so that the partners are required to provide the required certifications.

Distributions you receive that are in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of your adjusted basis in your stock. If the amount of the distribution also exceeds your adjusted basis, this excess amount will be treated as gain from the sale or exchange of your stock as described below. If we cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, the distribution will be subject to withholding at the same rate as dividends. These withheld amounts, however, will be refundable or creditable against your federal tax liability if we subsequently determine that the distribution was, in fact, in excess of our earnings and profits. If you receive a distribution that is treated as being effectively connected with your conduct of a trade or business within the United States, the distribution will be subject to the federal income tax on net income that applies to U.S. persons generally, and may be subject to the branch profits tax if you are a corporation.

Distributions that we make to you and designate as capital gains dividends, other than those attributable to the disposition of a U.S. real property interest, generally will not be subject to federal income taxation, unless:

•	Your investment in our stock is effectively connected with your conduct of a trade or business within the United States; or

•	You are a nonresident alien individual who is present in the United States for 183 days or more in the taxable year and other requirements are met.

Distributions that are attributable to a disposition of U.S. real property interests (which term excludes interests in mortgage loans) are subject to income and withholding taxes pursuant to the Foreign Investment in Real Property Act of 1980, or FIRPTA, and may also be subject to branch profits tax if you are a corporation that is not entitled to treaty relief or exemption. We do not, however, anticipate recognizing any gain attributable to the disposition of U.S. real property interests, as defined by FIRPTA. Existing Treasury Regulations interpreting the FIRPTA provisions of the Code could be read as imposing a withholding tax at a rate of 35% on all of our capital gain dividends even if no portion of the capital gains we recognize during the year are attributable to our disposition of a U.S. real property interest. With our taxable year beginning January 1, 2005, however, a foreign investor that does not own more than 5% of our stock at any time during the taxable year will not be subject to the FIRPTA rules with respect to any of our distributions.

Gain on Disposition.    You generally will not be subject to federal income tax on gain recognized on a sale or other disposition of our stock unless:

•	The gain is effectively connected with your conduct of a trade or business within the United States; or

•	You are a nonresident alien individual who holds our stock as a capital asset and are present in the United States for 183 or more days in the taxable year and other requirements are met.

Gain that is effectively connected with your conduct of a trade or business within the United States will be subject to the federal tax on net income that applies to U.S. persons generally and may be subject to the branch profits tax if you are a corporation. However, these effectively connected gains will generally not be subject to withholding. We urge you to consult applicable treaties, which may provide for different rules.

Under FIRPTA, you could be subject to tax on gain recognized from a sale or other disposition of your stock if we were to both (1) hold U.S. real property interests in excess of certain thresholds and (2) fail to qualify as a domestically-controlled REIT. We do not expect to hold U.S. real property interests in excess of the threshold.

Information Reporting and Backup Withholding Tax.    The information reporting and backup withholding tax requirements (discussed above) will generally not apply to foreign holders in the case of distributions treated as (1) dividends subject to the 30% (or lower treaty rate) withholding tax (discussed above), or (2) capital gain dividends. Also, as a general matter, backup withholding and information reporting will not apply to the payment of proceeds from shares sold by or through a foreign office of a foreign broker. However, in some cases (for example, a sale of shares through the foreign office of a U.S. broker), information reporting is required unless the foreign holder certifies under penalty of perjury that it is a foreign holder, or otherwise establishes an exemption. A foreign shareholder may satisfy this requirement by using an appropriately prepared Form W-8BEN.

Federal Estate Taxes.    In general, if an individual who is not a citizen or resident (as defined in the Code) of the United States owns (or is treated as owning) our stock at the date of his or her death, such stock will be included in the individual’s gross estate for federal estate tax purposes, unless an applicable treaty provides otherwise.

Taxable Mortgage Pools

A taxable mortgage pool is any entity (or in certain cases, a portion of an entity) other than a REMIC or a financial asset securitization investment trust that has the following characteristics:

1.	Substantially all (generally, more than 80%) of the assets of such entity consist of debt obligations and more than 50% of such debt obligations are real estate mortgages;

2.	Such entity issues two or more classes of debt obligations having different maturities; and

3.	The timing and amount of payments or projected payments on the debt obligations issued by the entity are determined in large part by the timing and amount of payments the entity receives on the debt obligations it holds as assets.

If a REIT is a taxable mortgage pool, or if a REIT owns a qualified REIT subsidiary that is a taxable mortgage pool, then a portion of the REIT’s income will be treated as excess inclusion income and a portion of the dividends the REIT pays to its shareholders will be considered to be excess inclusion income. You cannot offset excess inclusion income with net operating losses or otherwise allowable deductions. Moreover, if you are a tax-exempt shareholder, such as a domestic pension fund, you must treat excess inclusion income as unrelated business taxable income. If you are not a U.S. shareholder, your dividend distributions may be subject to withholding tax, without regard to any exemption or reduction in rate that might otherwise apply, with respect to your share of excess inclusion income. The manner in which excess inclusion income would be allocated among shares of different classes of our stock or how such income is to be reported to shareholders is not clear under current law.

Although we leverage our investments in agency certificates, we believe that our financing transactions do not cause any portion of our assets to be treated as a taxable mortgage pool and we do not expect that any portion of our dividend distributions will be treated as excess inclusion income.

State and Local Taxes

You may be subject to state or local taxation in various jurisdictions, including those in which you transact business or reside. The state and local tax treatment that applies to you may not conform to the federal income tax consequences discussed above. Consequently, we urge you to consult your tax advisor regarding the effect of state and local tax laws.

PLAN OF DISTRIBUTION

In connection with the administration of the Plan, we may be requested to approve investments made pursuant to requests for waiver by or on behalf of participants or other investors who may be engaged in the securities business.

Persons who acquire shares of our common stock through the Plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Exchange Act and may be considered to be underwriters within the meaning of the Securities Act. We will not extend to any such person any rights or privileges other than those to which they would be entitled as a participant, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of the shares of our common stock so purchased.

Our common stock may not be available under the Plan in all states or jurisdictions. We are not making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted.

EXPERTS

The financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from our Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the securities offered hereby is being passed upon for us by Kirkpatrick & Lockhart Preston Gates Ellis LLP. The opinion of counsel described under the heading ‘‘Federal Income Tax Considerations’’ is being rendered by McKee Nelson llp. This opinion is subject to various assumptions and is based on current tax law.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The public may read any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Our common stock is listed on the New York Stock Exchange under the symbol ‘‘NLY’’ and all such reports, proxy statements and other information filed by us with the New York Stock Exchange may be inspected at the New York Stock Exchange’s offices at 20 Broad Street, New York, New York 10005.

We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not contain all of the information set forth in the registration statement and the exhibits, financial statements and schedules thereto. We refer you to the registration statement, the exhibits, financial statements and schedules thereto for further information. This prospectus is qualified in its entirety by such other information.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to ‘‘incorporate by reference’’ information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. We have filed the documents listed below with the SEC (File No. 1-13447) under the Securities Exchange Act of 1934 (or Exchange Act), and these documents are incorporated herein by reference:

–	Our Annual Report on Form 10-K for the year ended December 31, 2006 as filed on February 28, 2007;

–	Our Current Report on Form 8-K filed on March 8, 2007;

–	Our Current Report on Form 8-K filed on March 8, 2007;

–	Our Current Report on Form 8-K filed on July 13, 2007;

–	Our Current Report on Form 8-K filed on July 13, 2007;

–	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed on May 10, 2007;

–	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed on August 9, 2007;

–	Description of our common stock included in our Registration Statement on Form 8-A, filed on October 6, 1997; and

All documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates (other than information in such documents that is not deemed to be filed) shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of those documents. All documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement that contains this prospectus and prior to the effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing those documents.

Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement.

We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus (other than the exhibits to such documents which are not specifically incorporated by reference herein); we will provide this information at no cost to the requester upon written or oral request to Investor Relations, Annaly Capital Management, Inc., 1211 Avenue of the Americas, Suite 2902, New York, New York 10036, telephone number (212) 696-0100.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The fees and expenses to be paid in connection with the distribution of the securities being registered hereby are estimated as follows:

Registration fee	$21,244
Legal fees and expenses (including Blue Sky fees)	$5,000
Accounting fees and expenses	$10,000
Printing	$5,000
Miscellaneous	$3,755
Total	$45,000

Item 15.    Indemnification of Directors and Officers.

Section 2-418 of the Corporations and Associations Article of the Annotated Code of Maryland (or Maryland General Corporation Law) provides that a Maryland corporation may indemnify any director or officer of a corporation who is made a party to any proceeding by reason of service in that capacity unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or the person actually received an improper personal benefit in money, property or services; or, in the case of any criminal proceeding, the person had reasonable cause to believe that the act or omission was unlawful. Indemnification may be against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director or officer in connection with the proceeding, but if the proceeding was one by or in the right of the corporation, indemnification may not be made in respect of any proceeding in which the director or officer shall have been adjudged to be liable to the corporation. Such indemnification may not be made unless authorized for a specific proceeding after a determination has been made, in the manner prescribed by the law, that indemnification is permissible in the circumstances because the director or officer has met the applicable standard of conduct. On the other hand, unless limited by the corporation’s charter, the director or officer must be indemnified for expenses if he has been successful in the defense of the proceeding or as otherwise ordered by a court. The law also prescribes the circumstances under which the corporation may advance expenses to, or obtain insurance or similar protection for, directors and officers.

Our articles of incorporation, as amended, provide that our directors and officers will, and our employees and agents in the discretion of our Board of Directors may, be indemnified to the fullest extent required or permitted from time to time by the laws of Maryland.

The Maryland General Corporation Law permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except to the extent that (i) it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received, or (ii) a judgment or other final adjudication is entered in a proceeding based on a finding that the person’s action, or failure to act, was the result of active and deliberate dishonesty or committed in bad faith and was material to the cause of action adjudicated in the proceeding. Our articles of incorporation, as amended, contain a provision providing for elimination of the liability of our directors and officers to us or our stockholders for money damages to the maximum extent permitted by Maryland law.

We maintain policies of insurance under which our directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings resulting from such director or officer being or having been a director or officer, and certain liabilities which might be imposed as a result of these actions, suits or proceedings.

Item 16.    Exhibits.

Exhibit Number	Exhibit Description
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-11 (Registration No. 333-32913) filed with the SEC on September 17, 1997).
5.1	Opinion of Kirkpatrick & Lockhart Preston Gates Ellis LLP (including consent of such firm).
8.1	Tax Opinion of McKee Nelson LLP (including consent of such firm).
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Kirkpatrick & Lockhart Preston Gates Ellis LLP (included in Exhibit 5.1).
23.3	Consent of McKee Nelson LLP (included in Exhibits 5.1 and 8.1).
24.1	Power of Attorney (included on the signature page to this Registration Statement).

Item 17.    Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the ‘‘Calculation of Registration Fee’’ table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities

(other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 31, 2007.

ANNALY CAPITAL MANAGEMENT, INC.
By: /s/ Michael A.J. Farrell Michael A.J. Farrell Chairman of the Board of Directors, Chief Executive Officer, and President

Each person whose signature appears below hereby authorizes Michael A.J. Farrell and Wellington J. Denahan, and each of them, as attorney-in-fact, to sign on his or her behalf, individually and in each capacity stated below, any amendment, including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the SEC.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title	Date

/s/ Michael A.J. Farrell	Chairman of the Board of Directors, Chief Executive Officer, President and Director (principal executive officer)	August 31, 2007

Michael A.J. Farrell

/s/ Kathryn F. Fagan	Chief Financial Officer and Treasurer (principal financial and accounting officer)	August 31, 2007

Kathryn F. Fagan

/s/ Wellington J. Denahan	Vice Chairman of the Board of Directors and Director	August 31, 2007

Wellington J. Denahan

/s/ Kevin P. Brady	Director	August 31, 2007

Kevin P. Brady

/s/ Jonathan D. Green	Director	August 31, 2007

Jonathan D. Green

/s/ John A. Lambiase	Director	August 31, 2007

John A. Lambiase

/s/ Donnell A. Segalas	Director	August 31, 2007

Donnell A. Segalas

/s/ E. Wayne Nordberg	Director	August 31, 2007

E. Wayne Nordberg

EXHIBIT INDEX

Exhibit Number	Exhibit Description
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-11 (Registration No. 333-32913) filed with the SEC on September 17, 1997).
5.1	Opinion of Kirkpatrick & Lockhart Preston Gates Ellis LLP (including consent of such firm).
8.1	Tax Opinion of McKee Nelson LLP (including consent of such firm).
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Kirkpatrick & Lockhart Preston Gates Ellis LLP (included in Exhibit 5.1).
23.3	Consent of McKee Nelson LLP (included in Exhibits 5.1 and 8.1).
24.1	Power of Attorney (included on the signature page to this Registration Statement).